                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13-d-2(b)
                               (AMENDMENT NO. 1)*



                                VerticalNet, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   92532L 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)

----------

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages
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CUSIP No. 92532L 10 7                 13G                      Page 2 of 9 Pages


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Internet Capital Group, Inc. 23-2996071
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------

                        5.    SOLE VOTING POWER              0
     NUMBER OF          --------------------------------------------------------
      SHARES
   BENEFICIALLY         6.    SHARED VOTING POWER            25,318,644
     OWNED BY           --------------------------------------------------------
       EACH
    REPORTING           7.    SOLE DISPOSITIVE POWER         0
   PERSON WITH          --------------------------------------------------------

                        8.    SHARED DISPOSITIVE POWER       25,318,644
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,318,644
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      22.3%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------


                                Page 2 of 9 Pages

CUSIP No. 92532L 10 7                 13G                      Page 3 of 9 Pages


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Douglas A. Alexander
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------

                        5.    SOLE VOTING POWER              28,376
     NUMBER OF          --------------------------------------------------------
      SHARES
   BENEFICIALLY         6.    SHARED VOTING POWER            25,318,644
     OWNED BY           --------------------------------------------------------
       EACH
    REPORTING           7.    SOLE DISPOSITIVE POWER         28,376
   PERSON WITH          --------------------------------------------------------

                        8.    SHARED DISPOSITIVE POWER       25,318,644
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,347,020 (1)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      22.3%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

      (1) Mr. Alexander is a Managing Director of Internet Capital Group, Inc. Mr. Alexander disclaims beneficial ownership of all shares held by Internet Capital Group.


                                Page 3 of 9 Pages

CUSIP No. 92532L 10 7                 13G                      Page 4 of 9 Pages


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Walter W. Buckley, III
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------

                        5.    SOLE VOTING POWER              51,592
     NUMBER OF          --------------------------------------------------------
      SHARES
   BENEFICIALLY         6.    SHARED VOTING POWER            25,318,644
     OWNED BY           --------------------------------------------------------
       EACH
    REPORTING           7.    SOLE DISPOSITIVE POWER         51,592
   PERSON WITH          --------------------------------------------------------

                        8.    SHARED DISPOSITIVE POWER       25,318,644
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,370,236 (1)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      22.3%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

      (1) Mr. Buckley is Chief Executive Officer and Chairman of the Board of Directors of Internet Capital Group, Inc. Mr. Buckley disclaims beneficial ownership of all shares held by Internet Capital Group.


                                Page 4 of 9 Pages
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CUSIP No. 92532L 10 7                 13G                      Page 5 of 9 Pages


ITEM 1(a). NAME OF ISSUER:

      VerticalNet, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      700 Dresher Road
      Horsham, PA  19044

ITEM 2(a). NAME OF PERSON FILING:

      (1) Internet Capital Group, Inc.
      (2) Douglas A. Alexander
      (3) Walter W. Buckley, III

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      (1)   435 Devon Park Drive, Building 600
            Wayne, PA  19087

      (2)   c/o Internet Capital Group, Inc.
            435 Devon Park Drive, Building 600
            Wayne, PA  19087

      (3)   c/o Internet Capital Group, Inc.
            435 Devon Park Drive, Building 600
            Wayne, PA  19087

ITEM 2(c). CITIZENSHIP:

      (1)   Delaware
      (2)   U.S.A.
      (3)   U.S.A.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

      Common Stock, par value $.01 per share

ITEM 2(e) CUSIP NUMBER:

      92532L 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

      (a)  [ ] Broker or dealer registered under Section 15 of the Exchange
               Act.

      (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

      (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


                                Page 5 of 9 Pages
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CUSIP No. 92532L 10 7                 13G                      Page 6 of 9 Pages


      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)      Amount beneficially owned:
               (1) 25,318,644
               (2) 25,347,020
               (3) 25,370,236

      (b)      Percent of class:
               (1) 22.3%
               (2) 22.3%
               (3) 22.3%

      (c)      Number of shares as to which such person has:


      (i)      Sole power to vote or to direct the vote
               (1) 0
               (2) 28,376
               (3) 51,592

      (ii)     Shared power to vote or to direct the vote
               25,318,644

      (iii)    Sole power to dispose or to direct the disposition of
               (1) 0
               (2) 28,376
               (3) 51,592

      (iv)     Shared power to dispose or to direct the disposition of
               25,318,644

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


                                Page 6 of 9 Pages
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CUSIP No. 92532L 10 7                 13G                      Page 7 of 9 Pages


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not Applicable. This is a joint filing pursuant to Rule 13d-1(k)(1), and Internet Capital Group, Inc., Mr. Alexander and Mr. Buckley disclaim the existence of a group. Mr. Alexander is a Managing Director of Internet Capital Group and Mr. Buckley is Chief Executive Officer and Chairman of the Board of Directors of Internet Capital Group. Mr. Alexander and Mr. Buckley each disclaim beneficial ownership of all shares held by Internet Capital Group and Internet Capital Group disclaims beneficial ownership of all shares held by each of Mr. Alexander and Mr. Buckley.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      N/A

ITEM 10. CERTIFICATIONS.

      Not Applicable to filings pursuant to Rule 13d-1(d).


                                Page 7 of 9 Pages
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CUSIP No. 92532L 10 7                 13G                      Page 8 of 9 Pages



                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. On executing the statement, the undersigned agrees, to the extent required by Rule 13d-1(k)(1), that this statement is being filed on behalf of each of the Reporting Persons herein.


                                        INTERNET CAPITAL GROUP, INC.


                                        By:   /s/ Henry N. Nassau
                                            ------------------------------------
                                            Name:  Henry N. Nassau
                                            Title: Managing Director, General
                                                   Counsel & Secretary

Dated: February 14, 2002


                                              /s/ Douglas A. Alexander
                                        ----------------------------------------
                                                   Douglas A. Alexander

Dated: February 14, 2002


                                              /s/ Walter W. Buckley, III
                                        ----------------------------------------
                                                   Walter W. Buckley, III

Dated: February 14, 2002


                                Page 8 of 9 Pages